Exhibit 99.1

May 18, 2015

Press Release

Liquidity Service Agreement Entered Into With Exane BNP Paribas

AMSTERDAM, May 18, 2015 22:01 — Cnova N.V. (NASDAQ and Euronext in Paris: CNV) today announced that it has entered into a Liquidity Service agreement with Exane BNP Paribas. Pursuant to this agreement, Exane BNP Paribas will provide market liquidity for the ordinary shares of Cnova on the regulated market of Euronext Paris.

The agreement is valid until the 31st of December 2015 and is renewed tacitly for successive periods of 12 months, unless it is terminated by either party. Exane BNP Paribas will conduct its activities for its own account and at its own risk, independently of, without influence by, and without any resources from Cnova.

About Cnova N.V.

Cnova N.V. is one of the largest global eCommerce companies, operating Cdiscount sites in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon and Belgium and the sites Extra.com.br, Pontofrio.com and Casasbahia.com.br. in Brazil. Cnova N.V. offers its 14.8 million active customers access to a wide assortment of approximately 16 million product offerings through a combination of attractive pricing and highly differentiated delivery and payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations. Information available on, or accessible through, the sites referenced above is not part of this press release

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance . You can identify these statements by the fact that they use future dates or use words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

investor@cnova.com

+31 20 795 06 71

Media Contact:

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71

18 Mai, 2015

Communiqué de presse

Mise en œuvre d’un contrat de service de liquidité avec Exane BNP Paribas

AMSTERDAM, 18 Mai 2015 — Cnova N.V. (NASDAQ et Euronext Paris: CNV) annonce aujourd’hui avoir conclu un contrat de service de liquidité avec Exane BNP Paribas. Ce contrat apportera de la liquidité au titre Cnova sur le marché règlementé d’Euronext Paris.

Ce contrat se termine le 31 décembre 2015 et est renouvelable par tacite reconduction pour une durée de 12 mois, sauf dénonciation par l’une des parties. Exane BNP Paribas mènera une activité d’apporteur de liquidité pour son propre compte et en prenant ses propres risques. Exane BNP Paribas agira de manière indépendante de Cnova et sans que Cnova mette à sa disposition aucun moyen.

A propos de Cnova N.V.

Cnova N.V. est un des acteurs majeurs du e-Commerce à l’échelle mondiale qui comprend les sites de Cdiscount en France, au Brésil, en Colombie, en Equateur, au Panama, en Thaïlande, au Vietnam, en Côte d’Ivoire, au Sénégal, au Cameroun, et en Belgique, ainsi que les sites Extra.com.br, Pontofrio.com et Casasbahia.com.br au Brésil. Cnova N.V. propose à ses plus de 14,8 millions de clients une large gamme de produits de plus de 16 millions d’offres au travers de prix attractifs et de solutions innovantes de livraison et de paiement. Cnova N.V. fait partie du Groupe Casino, groupe de distribution mondial. Les communiqués de Cnova N.V. sont disponibles sur www.cnova.com/investor/Les informations disponibles sur les sites internet mentionnés ci-dessus ou accessibles via ces sites ne font pas partie de ce communiqué.

Ce communiqué de presse contient des informations règlementées (gereglementeerde informatie) au sens du Financial Supervision Act néerlandais (Wet op het financieel toezicht) qui doivent être publiques conformément à la règlementation aux Pays-Bas et en France. Ce communiqué de presse est fourni à titre d’information uniquement.

Déclarations prospectives

Le présent communiqué de presse est susceptible de contenir des déclarations de nature prospective (forward-looking statements) au sens des dispositions du U.S. Private Securities Litigation Reform Act de 1995, de l’Article 27A du U.S. Securities Act de 1933 et de l’article 21E du U.S. Securities Exchange Act de 1934. Ces déclarations prospectives peuvent inclure des prévisions relatives aux résultats à venir de Cnova. Ces déclarations sont identifiables par l’utilisation du futur, du conditionnel et de termes à caractère prospectif tels que « anticiper », « supposer », « croire », « continuer », « pouvoir », « estimer », « s’attendre à », « avoir pour objectif », « pouvoir », « planifier », « être susceptible de », « prédire », « projeter », « prévoir », « rechercher » ou, le cas échéant, toute autre variante de ces mêmes termes ou expressions similaires. Les déclarations prospectives contenues dans le présent communiqué de presse sont fondées sur les attentes et les prévisions actuelles de la direction de Cnova et sont sujettes à de nombreux risques, incertitudes et changements de circonstances, difficilement prévisibles et généralement en dehors du contrôle de Cnova. D’importants facteurs peuvent impliquer que les résultats effectivement réalisés par Cnova diffèrent significativement de ceux qui sont exprimés, induits ou prévus dans les déclarations prospectives. Ces facteurs comprennent notamment : la capacité de Cnova à accroître sa base de clients; sa capacité à maintenir et renforcer la renommée de ses marques ; sa capacité à gérer efficacement sa croissance ; les évolutions affectant les technologies utilisées par Cnova ; l’évolution de l’environnement économique, commercial, concurrentiel, réglementaire au niveau mondial, national, régional ou local ; ainsi que d’autres facteurs décrits dans la section « Facteurs de risque » dans le Rapport Annuel U.S. du formulaire 20F pour l’année se terminant le 31 décembre 2014 enregistré auprès de la U.S. Securities and Exchange Commission le 31 mars 2015 ou dans tout autre document déposé auprès de celle-ci. Les déclarations prospectives contenues dans le présent communiqué de presse sont données uniquement à la date du présent communiqué de presse. Les facteurs ou événements susceptibles d’entraîner une variation significative des résultats effectivement réalisés par Cnova par rapport aux déclarations contenues dans le présent communiqué de presse sont aléatoires, de sorte qu’il n’est pas possible pour Cnova d’anticiper tous ces facteurs ou évènements. En dehors de toute obligation légale ou réglementaire à sa charge, Cnova ne prend aucun engagement de publier des mises à jour des déclarations prospectives, que ce soit en raison d’éléments nouveaux ou d’évolutions postérieures ou de toute autre circonstance.

Contact RI Cnova :

investor@cnova.com;

+31 20 795 06 71

Contact Media :

Direction de la Communication

directiondelacommunication@cnovagroup.com

+33 6 80 39 50 71